EXHIBIT 99.1

O2Micro Announces Dr. Vijay Kumar Elected to Board of Directors

GEORGE TOWN, Grand Cayman, Dec. 16, 2016 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that the Board of Directors have elected Dr. Vijay Kumar to serve on the Company's Board. Dr. Kumar brings to O2Micro’s Board of Directors his extensive experience in Embedded Internetworking of Cyber-Physical Systems, Internet of Things, Mechanical, Electrical and Systems Engineering, along with industry leading Autonomous Robotics and Computer Learning technologies. He will replace Mr. Zhuoping Yu as a Class III Director, who is resigning from the Board.  Dr. Kumar will also be a member of the Company’s nominating committee.

“We are extremely pleased to welcome Dr. Kumar as a member of O2Micro’s Board of Directors,” said Sterling Du, chairman and CEO of O2Micro. “His broad, industry experience will provide valuable insight to O2Micro as we continue to expand the scope and impact of power and battery management products and technology designed to improve and enhance people’s lives around the world.”

Dr. Kumar received his Bachelor of Technology degree from the Indian Institute of Technology, Kanpur and his Ph.D. from The Ohio State University in 1987. He is the Nemirovsky Family Dean of Penn Engineering and been a faculty member at the University of Pennsylvania since 1987. Dr. Kumar has held many administrative positions in the School of Engineering and Applied Science, including director of the GRASP Laboratory, chair of Mechanical Engineering and Applied Mechanics, and the position of Deputy Dean. He also served as the assistant director of robotics and cyber physical systems at the White House Office of Science and Technology Policy.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 1,693 patent claims granted, and over 33,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:  ir@o2micro.com